# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZeroStack Corp., CIK 0001790169
CUSIP: 98957E106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2626 COLE AVENUE, SUITE 300, DALLAS, Texas (TX), 75204
Date of event which requires filing of this statement: 12/19/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001969361

## Reporting persons
- Blockchain Builders Fund I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 82,886; sole dispositive power 0; shared dispositive power 82,886; aggregate amount beneficially owned 82,886 (9.9% of the class)
  Comment: The shares reported are issuable upon exercise of pre-funded warrants subject to a 9.99% beneficial ownership blocker, which limits the number of shares the Reporting Persons have the right to acquire. See Item 4
- Blockchain Builders GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 82,886; sole dispositive power 0; shared dispositive power 82,886; aggregate amount beneficially owned 82,886 (9.9% of the class)
- Gil Rosen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 82,886; sole dispositive power 0; shared dispositive power 82,886; aggregate amount beneficially owned 82,886 (9.9% of the class)
- Blockchain Builders, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 82,886; sole dispositive power 0; shared dispositive power 82,886; aggregate amount beneficially owned 82,886 (9.9% of the class)

## Item 1. Issuer
Name of issuer: ZeroStack Corp.
Address of issuer's principal executive offices: 2626 COLE AVENUE, SUITE 300, DALLAS, TEXAS, 75204.

## Item 2. Person Filing
Name of person filing:
This statement is filed by the persons listed below, who are collectively referred to in this statement as the Reporting Persons, with respect to the Common Stock of ZeroStack Corp. (the Issuer):

(i) Blockchain Builders Fund I, LP, a Delaware limited partnership (the Fund), which holds the securities reported in this statement directly and of record;

(ii) Blockchain Builders GP, LLC, a Delaware limited liability company (the General Partner), the general partner of the Fund;

(iii) Blockchain Builders, LLC, a Delaware limited liability company (the Investment Manager), the investment manager of the Fund; and

(iv) Gil Rosen, the Manager of the Investment Manager.

By reason of the relationships described above, each of the General Partner, the Investment Manager and Mr. Rosen may be deemed to share voting power and dispositive power with respect to the securities held directly by the Fund. The filing of this statement will not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement, other than securities in which that Reporting Person has an actual pecuniary interest. The Reporting Persons file jointly pursuant to Rule 13d-1(k)(1), and that joint filing is not an admission that the Reporting Persons constitute a group for purposes of Section 13(d)(3).
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is: 51 Essex Street, 6th Floor, New York, New York 10002
Citizenship:
Blockchain Builders Fund I, LP: Delaware
Blockchain Builders GP, LLC: Delaware
Blockchain Builders, LLC: Delaware
Gil Rosen: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
82,886 shares of Common Stock.

On September 26, 2025, in a private placement, the Fund acquired pre-funded warrants to purchase 225,989 shares of Common Stock (the Token Pre-Funded Warrants). The Token Pre-Funded Warrants were not exercisable until the Issuer's shareholders approved the issuance of the underlying shares under Nasdaq Rules 5635(c) and 5635(d), which occurred at the Issuer's special meeting of shareholders held on December 19, 2025.

The Token Pre-Funded Warrants are subject to a blocker provision under which the holder does not have the right to exercise them to the extent that, after giving effect to the exercise, the holder, together with the holder's affiliates and any other persons acting as a group with the holder or any of the holder's affiliates, would beneficially own in excess of 9.99% of the outstanding shares of Common Stock.

By reason of the blocker provision, the Fund has the right to acquire, and is deemed to beneficially own, 82,886 shares of Common Stock, and not the full 225,989 shares underlying the Token Pre-Funded Warrants. The Fund does not beneficially own any other shares of Common Stock or any other securities of the Issuer convertible into or exercisable for Common Stock.

The Fund holds the securities reported in this statement directly and of record. The General Partner, as general partner of the Fund, the Investment Manager, as investment manager of the Fund, and Mr. Rosen, as Managing Member of each of the General Partner and the Investment Manager, may each be deemed to share voting power and dispositive power with respect to those securities. The foregoing is not to be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of securities held by any other Reporting Person. Each of the General Partner, the Investment Manager and Mr. Rosen disclaims beneficial ownership of the securities reported in this statement except to the extent of that person's pecuniary interest therein.

The percentage set forth in Row 11 and in Item 4(b) is calculated in accordance with Rule 13d-3(d)(1)(ii) based on 746,855 shares of Common Stock outstanding on December 19, 2025, plus the 82,886 shares of Common Stock the Fund has the right to acquire upon exercise of the Token Pre-Funded Warrants.

The Issuer was formerly named Flora Growth Corp. and changed its name to ZeroStack Corp. effective January 29, 2026, at which time the common shares were assigned CUSIP 98956L101 in place of CUSIP 339764201. Effective August 18, 2026, the Issuer changed its jurisdiction of incorporation from the Province of Ontario, Canada to the State of Texas, and the outstanding common shares, no par value, were converted on a one-for-one basis into shares of Common Stock, $0.0001 par value per share, bearing CUSIP 98957E106. This statement identifies the class by its current designation.
Percent of class: 9.9%
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Joint Filing Agreement

## Signatures
- Blockchain Builders Fund I, LP: Gil Rosen, By Blockchain Builders GP, LLC, its General Partner, By Blockchain Builders, LLC, its Manager, By Gil Rosen, Authorized Signatory (11/13/2026)
- Blockchain Builders GP, LLC: Gil Rosen, By Blockchain Builders, LLC, its Manager, By Gil Rosen, Authorized Signatory (11/13/2026)
- Gil Rosen: Gil Rosen, By Gil Rosen (11/13/2026)
- Blockchain Builders, LLC: Gil Rosen, Manager (11/13/2026)